

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

June 17, 2010

<u>**Via U.S. Mail and Fax (713.209.8989)**</u>
Mr. Terry A. Klebe
Chief Financial Officer
Cooper Industries plc
600 Travis, Suite 5600
Houston, Texas 77002-1001

   RE: Cooper Industries plc
      Form 10-K for the Fiscal Year Ended December 31, 2009
      Filed February 19, 2010
      Form 10-Q for the Fiscal Quarter Ended March 31, 2010
      File No. 001-31330

Dear Mr. Klebe:

  We have completed our review of your filings and do not have any further comments at this time.

            Sincerely,

            Larry Spirgel
            Assistant Director